FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the Bombay Stock Exchange dated September 14, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 14, 2009	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Assistant General Manager

Item 1

Ranganath Athreya General Manager - Joint Company Secretary & Head Compliance - Non Banking Subsidiaries

September 14, 2009

Mr. Gopalkrishna Iyer
General Manager – Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

This has reference to the front page article on ICICI Bank appearing on The Economic Times, Mumbai, Sunday, September 13, 2009 with the title “ICICI Bank’s Rs. 10k-cr bad loan under lens”.

We would like to state the facts:

1. ICAI has immediately denied the above. ICAI has clarified that the statements attributed to it are “totally incorrect, wrong and completely baseless and as such the same is denied”. ICAI has also stated that “ICAI has not asked for any central bank audit of assets sold to ARCIL”. ICAI has written to the newspaper and placed its statement on its website www.icai.org. (Copy of letter dated September 13, 2009 issued by ICAI is enclosed for your ready reference)

2. The article is grossly inaccurate. The article mentions sale of home loans of Rs. 10,000 crore to ARCIL. The fact is that aggregate sales of home loans by the Bank to ARCIL since inception are less than Rs. 1,500 crore.

3. The article seeks to magnify a Rs. 1 crore fraud committed on the Bank into a major issue. In 5 loan accounts amounting to less than Rs. 1 crore, the borrowers had obtained loans on the basis of forged documents. This fraud was detected by the Bank itself as part of its regular monitoring. A police complaint has been filed and the fraud has also been reported to RBI.

Please find enclosed the clarification issued by the Bank on page no. 26 of the Economic Times, Mumbai, Monday, September 14, 2009.

Please take the above on record.

Yours faithfully,

/s/ Ranganath Athreya
Ranganath Athreya

Encl: As above

ICICI Bank Limited

The Institute of Chartered Accountants of India
[Set up by an Act of Parliament]
ICAI Bhawan, P.B. No. 7100, Indraprastha Marg, New Delhi – 110 002.
Phone: Direct +91 11 3011 0402, Fax: +91 11 3011 0581;
Email: karthikeyan@icai.org; Website: www.icai.org

13th September, 2009

The Editor
The Economics Times
Times House
7, Bahadur Shah Zafar Marg
New Delhi – 110002

Dear Sir,

This has reference to the lead news item entitled “ICICI Bank's Rs. 10K-cr bad loans under Lens” by Mr Anand Rawani published in your esteemed newspaper datelined 13th September, 2009.

In regard to the said news item, we wish to bring to your kind notice that the quote cited in the said news item in the second para, reportedly made by ICAI President CA. Uttam Prakash Agarwal and thereafter the reference made to “sale of bad home loan assets worth over Rs. 10,000 crores” are totally incorrect, wrong and completely baseless and as such the same is denied. We also would like to clarify that ICAI has not asked for any central bank audit of assets sold to ARCIL. We completely deny this statement attributed to us as well.

You are therefore requested to kindly take required corrective measures immediately and publish the facts of the matter prominently in your daily under intimation to us.

For the purpose of setting the records right, we may mention that the fact of the matter has been that when few Mumbai-based chartered accountants approached the ICAI President CA. Uttam Prakash Agarwal regarding the harassment being meted out to them, despite they being genuine buyers of the flats in the society referred to the news item, the latter had advised them to take up the matter with the authorities in the Bank at their individual level. He had also assured them that if their plea is genuine and on getting the feedback from them about the authorities' response, he would take up the matter with the Bank and its regulator at the top level, if need be.

Yours faithfully,

CERTIFIED TRUE COPY
(T. Karthikeyan) Secretary	/s/ Shanthi Venkatesan
Shanthi Venkatesan Assistant General Manager ICICI Bank Limited